PRIMERO PROVIDES CERRO DEL GALLO PROJECT UPDATE;
APPOINTS LOUIS TONER VICE PRESIDENT, PROJECT DEVELOPMENT AND CONSTRUCTION

Toronto, Ontario, July 29, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP, ASX:PPM) is pleased to provide an update on its 69.2% owned Cerro del Gallo gold-silver-copper development project in Guanajuato, Mexico, following its acquisition in May 2013.

Primero has reduced its estimated capital spending in 2013 for the Cerro del Gallo project to approximately $15 million (on a 100% ownership basis) in order to advance the project to a construction decision and expects to complete all outstanding permitting, land acquisition, basic engineering of the mine and the processing facilities, and a preliminary exploration program, including condemnation drilling, in 2013. The Company expects to make a construction decision early in the fourth quarter of 2013, with Cerro del Gallo potentially adding a minimum of approximately 95,000 gold equivalent ounces (on a 100% ownership basis) of annual production starting in mid-2015.

“Development of the Cerro del Gallo project is an important next phase for Primero,” stated Joseph Conway, President & Chief Executive Officer of Primero. “Although the project offers the Company diversification and low-risk, low-cost growth in a mining friendly jurisdiction that we’re very experienced in, we remain focused on maximizing shareholder value. Given the recent profound decline in the gold price we are committed to advancing the project to a construction decision with a limited investment and will make a construction decision based on the market conditions and the return expected from the project at the end of the year. We remain opportunistic about our growth alternatives.”

Senior Management Addition

The Company is pleased to announce the appointment of Mr. Louis Toner as Vice President, Project Development and Construction, effective July 29, 2013, with primary responsibility for the Cerro del Gallo project.

The appointment of Mr. Toner is in line with the Company’s stated goal of building a multi-mine, precious metals producer in the Americas. With over 30 years of engineering and construction management experience ranging from $10 million projects to $1 billion large-scale projects, Mr. Toner will lead Primero’s project development team. He will be responsible for the Company’s growth projects and will work with Primero’s operations teams on projects throughout Latin and North America. He holds a B.Eng. Civil Engineering from McGill University and was most recently a Senior Project Manager with BBA Inc. and Lafarge Canada Inc.

"I would like to welcome Louis to the senior management team at Primero. He brings extensive project management and construction experience to our team and has the capital discipline we were looking for to advance the Cerro del Gallo Project in Mexico. Louis has been involved with the Cerro del Gallo project for the last five months and is focused on maximizing the value of the project. Louis will also be responsible for overseeing the completion of the San Dimas mine expansion to 2,500 tonnes per day on time and on budget, and he will assist Primero through the Company’s next stages of growth and development," said Renaud Adams, Chief Operating Officer of Primero.

Cerro del Gallo Development Plan for 2013

The May 2012 Definitive Feasibility Study (“DFS”)1 on the Cerro del Gallo project contemplated only a phase one (“Phase I”) heap leach of 4.5 million tonnes per year of oxidized and partially oxidized ore for 7.2 years of production. In March 2011, a preliminary assessment identified a potential phase two (“Phase II”) addition of carbon-in-leach (“CIL”) processing of fresh rock commencing in year 5.

Following the acquisition of the Cerro del Gallo project Primero commenced an assessment of the alternatives for the long term development of the project which include a heap leach only operation (Phase I), an accelerated timetable for the CIL processing facility (Phase II) and a CIL only operation. The key elements of the assessment will be the trade-off between capital and metal recovery as well as the impact of various processing approaches to the reserve and resource base. Further drilling is part of this assessment program and will focus on the detailed metallurgical characterization of the transition zone as well as the unoxidized mineralization at depth and lateral to the ore zone currently considered in the Phase I development plan. The exploration work also being conducted concurrently will be an important component for the development decision. The Company expects to complete its assessment by early in the fourth quarter of 2013 concurrent with its construction decision.

Permitting

The permitting process for the construction of Phase I heap leach project of Cerro del Gallo commenced in early 2012. Environmental baseline studies and site surveys have been completed and the Expression of Environmental Impact documentation, Manifestación de Impacto Ambiental (MIA) for the Secretariat of Environment and Natural Resources, Secretaría del Medio Ambiente y Recursos Naturales, (SEMARNAT) is nearly complete and awaiting advancement of land acquisition before lodging the formal documentation. The Company currently expects to complete permitting for Phase I of the Cerro del Gallo project by the end of 2013, pending the finalization of all required land acquisition.

Land Acquisition

A total of 363 hectares of surface rights are required for the execution of Phase I, which includes an additional 25 hectares as a buffer zone around the potential pit contour in order to secure sufficient space for potential Phase II mining. To date, a total of 149 hectares (41%) has been acquired, however 100% of the proposed pit is included within these 149 hectares.

Engineering

Primero expects to complete basic engineering for the construction of Phase I of the Cerro del Gallo project by the beginning of the fourth quarter of 2013. The Company expects to make a decision regarding full or partial engineering, procurement, and construction management (“EPCM”) by the end of 2013.

Exploration

Primero expects to spend approximately $4 million of the budgeted $15 million in 2013 on exploration. The exploration program includes 12,000 metres of infill drilling and condemnation drilling as well as regional mapping and geochemical assessment. This is the first exploration program conducted since 2008.

The Cerro del Gallo Project is located within the San Anton property, an area in the state of Guanajuato in central Mexico, approximately 270 km northwest of Mexico City, near the historic Guanajuato Mining District. The Guanajuato Mining District has a long record of silver/gold mining and production dating back to 1558, reportedly producing approximately 1.14 billion ounces of silver and 6.5 million ounces of gold over its 450 year mining history.

The San Anton property comprises twelve mining concessions covering a combined area of approximately 25,270 hectares. The last exploration program was completed in 2008 and resulted in promising exploration targets that Primero’s exploration team will start to assess in 2013.

The infill drilling program is designed to convert inferred resources to indicated resources in the central part of the mineralized zone. The Company expects to publish an updated reserve and resource estimate for Cerro del Gallo in early 2014. The condemnation drilling program is designed to sterilize the area for future waste dump and leach pads.

The regional exploration is designed to test the numerous known surface expressions of mineralization, many of which the previous owner of Cerro del Gallo reported to have significantly higher grade than the current reserve and resource grade. Should these surface expressions develop into mineral deposits capable of being additional material for processing via heap leach or CIL, the scope of the mine development plan could change.

1.

Refer to “Technical Report, First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico, Effective Date: 11th May 2012, Report Date: 29th June 2012” filed under the Company’s profile on www.sedar.com (the “Feasibility Study”).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico, including the 100% owned San Dimas gold-silver mine. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The scientific and technical information contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a “Qualified Person” for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plan”, “planned”, “expects”, “is expected”, “future”, “next”, “continues”, “remain”, “goal”, “estimated”, “intends”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved”, or that they have “commenced” or are subject to “assessment” that is ongoing, or the negative connotations thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding: the Company's plans, estimates and expectations for the Cerro del Gallo project including the capital budget, timing of activities to lead to a construction decision, the exploration and drilling program including the timing, budget, purpose and anticipated results thereof, the anticipated annual production from the project, the assessment of alternatives for mineral processing, and expectations respecting permitting and land acquisition; the intended role and responsibilities of Mr. Toner; the ability to identify new resources and convert resources and exploration potential into reserves and resources; and the Company’s growth alternatives and intentions to become an intermediate gold producer..

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management including with respect to market conditions; the specific assumptions set forth above in this news release; that planning, engineering and metallurgical assessments, exploration and drilling, permitting and land acquisition for the Cerro del Gallo project and development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its capital expenditure, development and exploration plans.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: changes in commodity prices and the costs of project development and construction; the ability to fund capital and exploration and development expenditures; the ability of the Company to timely assess and to complete matters necessary to make a construction decision; the ability to obtain permits and lands necessary to bring the Cerro del Gallo project into production; the ability of the Company to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.